January 14, 2008

VIA EDGAR

Michael McTiernan, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 0409

Washington, D.C.  20549

Re:                             Cornerstone Core Properties REIT, Inc.

Post-Effective Amendment to Form S-11

Registration No. 333-121238

Filed on December 21, 2007

Dear Mr. McTiernan,

Cornerstone Core Properties REIT, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated January 2, 2008, relating to the above-referenced filing.  We appreciate the Staff’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing.  Below we have reprinted the Staff’s comments and thereunder set forth the related response.

Comment:

1.                                     Please update your risk factor disclosure and/or include MD&A disclosure regarding the extent to which you are sourcing dividends from other than operating cash flows.  Please include disclosure regarding the amount by which your cash flows from operations are impacted by the deferral of fees owed to the advisor.  Please discuss how this practice will impact the potential returns of future investors and the amount available for future acquisitions.  To the extent this practice continues in future periods, please update these disclosures in future amendments to the prospectus.

Response:

The enclosed draft Supplement No. 7 to the Company’s prospectus dated May 30, 2007 provides additional disclosure in response to the Staff’s comment.  We propose to file Supplement No. 7 with the Commission promptly upon effectiveness of the above-referenced Post-Effective Amendment.  Please note that the Company does not defer fees owed to the advisor and therefore its cash flows from operations are not impacted by deferral of fees.  If the Company defers fees owed to the advisor in future periods, the Company will update the prospectus to include the requested disclosure.

The Company hereby acknowledges that:

1.              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORNERSTONE CORE PROPERTIES REIT, INC.

By	/s/ Sharon C. Kaiser
Sharon C. Kaiser,
Chief Financial Officer